BANKENGINE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	February 28, 2003	August 31, 2002
	(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$ 9,809	$ 59,065
Funds held in escrow	195,732	219,026
Accounts receivable	61,784	55,031
Prepaid expenses and sundry	-	11,556
Total Current Assets	267,325	344,678

Property, plant and equipment - net	28,114	63,926
Other intangible assets - net	-	19,748
TOTAL ASSETS	$ 295,439	$ 428,352

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Accounts payable and accrued expenses	$ 498,571	$ 441,932
Income tax payable	50,403	48,123
Current portion of loan payable	15,484	14,783
Total Current Liabilities	564,458	504,838

Loans from stockholders	119,382	125,122
Loan payable – long term portion	28,253	33,134
Total Liabilities	712,093	663,094

Commitments and Contingencies

Stockholders’ Deficiency:
Common stock $0.001 par value – authorized 50,000,000 shares;
19,115,893 and 19,015,893 shares issued and outstanding respectively	19,116	19,016
Additional paid-in-capital	484,556	454,790
Accumulated deficit	(886,509)	(691,002)
Accumulated other comprehensive loss	(31,317)	(15,046)
Treasury stock, 100,000 shares at cost	(2,500)	(2,500)
Total Stockholders’ Deficiency	(416,654)	(234,742)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$ 295,439	$ 428,352

See Notes to Consolidated Financial Statements

BANENGINE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended February 28,		Six months ended February 28,
	2003	2002	2003	2002

Revenue	$ 485	$ 63	$ 386,715	$ 6,075

Costs and Expenses:
Costs of sales	17,905	-	314,879	-
General and administrative	166,027	73,045	260,471	127,214
Expenses	183,932	73,045	575,350	127,214

Loss from operations	(183,447)	(72,982)	(188,635)	(121,139)

Other income (expense):
Interest income	-	895	726	895
Interest expense	(3,939)	-	(7,598)	-

Loss before minority interest	(187,386)	(72,087)	(195,507)	(120,244)

Minority interest in loss of consolidated subsidiary	-	-	-	-

Net loss	$ (187,386)	$ (72,087)	$ (195,507)	$ (120,244)

Net loss per common share – basic and diluted	$ (0.01)	-	$ (0.01)	$ (0.01)

Weighted average number of common
shares outstanding – basic and diluted	19,112,560	17,132,560	19,063,959	17,124,226

See Notes to Consolidated Financial Statements

BANKENGINE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

	Compre-hensive Income (loss)	Common Shares	Stock Amount	Treasury Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Cumulative Other Compre-hensive Income (loss)	Total

Balance, September 1, 2001		17,115,893	$17,116	-	$ -	$ 431,190	$(391,755)	$ (12,326)	44,225

Shares issued in exchange for shares of Platinium Technolgies		1,800,000	1,800			16,200			18,000

Shares issued in exchange for services		100,000	100			2,400			2,500

Issuance of shares for services cancelled and shares reacquired by the Company and held as treasury stock				(100,000)	(2,500)				(2,500)

Options issued in exchange for services						5,000			5,000

Net loss	$(299,247)						(299,247)		(299,247)

Foreign currency translation	(2,720)							(2,720)	(2,720)

Comprehensive loss	$(301,967)

Balance, August 31, 2002		19,015,893	19,016	(100,000)	(2,500)	454,790	(691,002)	(15,046)	(234,742)

Shares issued for reduction in accounts payable		100,000	100			22,400			22,500

Reduction in shareholder loan as a contribution of capital						7,366			7,366

Net loss for the period	$(195,507)						(195,507)		(195,507)

Foreign currency translation	(16,271)							(16,271)	(16,271)

Comprehensive loss	$(211,778)

Balance, February 28, 2003		19,115,893	$19,116	(100,000)	$(2,500)	$484,556	$(886,509)	$(31,317)	$(424,020)

See Notes to Consolidated Financial Statements.

BANKENGINE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Six months ended February 28,
2003	2002

Cash flows from operating activities:
Net (loss)	$ (195,507)	$ (120,244)

Adjustments to reconcile net (loss) to cash provided by operating activities:
Depreciation and amortization	15,612	2,636
Impairment of longterm assets	46,116	-
Losses on disposition of fixed assets	13,520	-
Bad debt reserves	112,425	-
Shares issued for services rendered	-	2,500
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(114,123)	3,395
Decrease in funds held in escrow	31,990	68,677
Increase in prepaid expenses and other assets	11,673	187
Increase (decrease) in accounts payable	54,740	17,995

Net Cash (Used in) Provided by Operating Activities	(23,554)	(24,854)

Cash flows from investing activities:
Proceeds from the disposition of property, plant and equipment	40,000	-
Acquisition of property, plant and equipment	(59,349)	(12,964)

Net Cash (Used in) Investing Activities	(19,349)	(12,964)

Cash flows from financing activities:
Loan advances from stockholders	(1,530)	2,071
Repayment of loan payable	(6,124)	-

Net Cash (Used in) Provided by Financing Activities	(7,654)	2,071

Effect of change in foreign currency rate	1,302	(10,499)

Net (decrease) increase in cash	(49,256)	(46,246)

Cash - beginning of year	59,065	256,370

Cash – end of year	$ 9,809	$ 210,124

Supplementary Information:
Cash paid during the year for:
Income taxes	$ -	$ -
Interest	$ 7,598	$ -

Non-cash transactions
Accounts payable settled through common shares	22,500	-
Shareholder loan settled through capital contribution	7,776	-

Changes to capital stock and additional paid-in capital	30,276	-

Shareholder loan settled through disposition of plant and equipment	(1,951)	-
Proceeds on disposition of property, plant and equipment	1,951	-

	-	-

See Notes to Consolidated Financial Statements

BANKENGINE TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Bankengine Technologies, Inc. (the "Company" or "BankEngine") is a long distance telecommunications service provider through its 70% owned subsidiary, Platinum Telecommunications, Inc. The Company also is in the business of software development for its new software product, Critical Commerce Suite, to provide video streaming analysis tools and computer consulting, through its wholly owned subsidiaries, Critical Commerce Inc., a Delaware corporation, and Cyberstation Computers and Support, Inc. ("Cyberstation"), a company operating in Canada.  The operations of the Company are predominately in Canada, however, the financial statements are expressed in U.S. dollars.

BASIS OF PRESENTATION

The consolidated balance sheet as of February 28, 2003, and the consolidated statements of operations, stockholders' deficiency and cash flows for the periods presented herein have been prepared by the Company and are unaudited.  In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, stockholders' deficiency and cash flows for all periods presented have been made.  The information for the consolidated balance sheet as of August 31, 2002 was derived from audited financial statements.

On January 5, 2001, Callmate Telecom International, Inc. ("Callmate") acquired all of the issued and outstanding shares of common stock of WebEngine Technologies, Inc.(WebEngine) in exchange for 12,000,000 common shares of Callmate in a reverse acquisition. 9,200,000 common shares of Callmate held by previous shareholders of Callmate were cancelled in exchange for all of the shares of its subsidiaries which carry on the UK operations of Callmate. The acquisition by the shareholders of WebEngine of a majority of the shares of Callmate has been accounted for as a reverse acquisition. As Callmate became substantially a shell after the removal of the UK operations, no goodwill has been reflected on this acquisition. Although Callmate is the legal acquirer, WebEngine is treated as having acquired Callmate for accounting purposes. Callmate has been accounted for as the successor to WebEngine. Callmate changed its name to BankEngine Technologies Inc. on March 5, 2001.

WebEngine was incorporated in November 2000 in order to hold the shares of Cyberstation.  The shareholders of Cyberstation became the shareholders of WebEngine and therefore WebEngine has been considered to be a successor to Cyberstation. WebEngine has changed its name to Critical Commerce Inc.

The historical financial statements of BankEngine are those of Cyberstation as the company has been accounted for as the successor to Cyberstation.

The estimated income tax costs of the divestiture of the UK operations, in the amount of $50,000, has been treated as a reduction of the assets acquired on the acquisition of the shell company and has been included in income taxes payable.

The acquisition of Callmate, as a reverse acquisition, was reflected as follows;

Cash – escrow	$ 601,457
Accounts payable	(316,000)
Income taxes payable	(50,000)

Capital stock issued	$ 235,457

The accounts payable assumed on the acquisition of Callmate includes $146,000 for short falls which may arise on settlement with a credit card company.  Callmate operated a retail and wholesale telecommunications operations and permitted payment by its retail customers through credit card facility.  The credit card company is holding funds on deposit to be applied against refused credit card charges and has agreed that the limit of the Company's liability is the amount of the security held on hand.  As detailed in Note 11, final settlement of the liability for chargebacks and the receipt of the balance of the funds on deposit is expected during 2003.

As discussed in Note 2, on April 5, 2002, the Company through its wholly-owned subsidiary, Cyberstation, acquired 70% of the issued and outstanding common stock of Platinum Telecommunications Inc. for the issuance of 1,800,000 common shares of BankEngine Technologies, Inc.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations.  The Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and achieve a level of sales adequate to support its cost structure.  Management is actively seeking additional capital to ensure the continuation of its activities and is also actively pursuing other investment opportunities.  However, there is no assurance that additional capital will be obtained or that other investment opportunities will be achieved.  These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.

 MANAGEMENT INTENTIONS

The Company has sustained recurring operating losses and negative cash flows from operations. The Company also has a working capital deficit of approximately $297,000 and a stockholders' deficiency of approximately $417,000 at February 28, 2003.  Management plans to mitigate these adverse conditions through the following activities:

The company has, within the current fiscal quarter, decided to cease operations of both Platinum Telecommunications and Cyberstation while it searches for additional capital.  While the Company had earlier decided to re-enter the telecom arena with the acquisition of Platinum, the subsidiary has nonetheless continued to experience losses.  The Company had assumed that Platinum presented an opportunity for the Company to pursue further revenues in the international telecom arena. This was due to its low cost of acquisition combined with existing expertise within the Company leading to possible positive synergies.  The Company will continue to pursue additional sources of capital as well as potential mergers which may bring an infusion of additional funding.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The earnings of the subsidiaries are included from the date of acquisition for acquisitions accounted for using the purchase method. All intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become known.

REVENUE RECOGNITION

The Company’s revenues from its telecommunications business is recognized when the earnings process is complete. This occurs when the services have been utilized, collection is probable and pricing is fixed or determinable.

The Company provides computer consulting services in a number of areas including database management, on-line transaction processing and e-mail capabilities. Revenue is recognized as pre-determined milestones are accomplished and consulting services delivered.

FOREIGN CURRENCY

The Company's functional currency is primarily the Canadian dollar.  All assets and liabilities recorded in foreign currencies are translated at the current exchange rate. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in financial expenses.

COMPUTER SOFTWARE DEVELOPMENT

The Company accounts for the cost of developing computer software for sale as research and development expenses until the technological feasibility of the product has been established. To date all costs have been expensed. In the future,  After the technological feasibility of the product has been established at the end of each year the Company will compare any unamortized capital costs to the net realizable value of the product to determine if a reduction in carrying value will be warranted.

GOODWILL AND OTHER INTANGIBLES

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets".  Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives and are no longer amortized, but are subject to, at a minimum, an annual impairment test.  If the carrying value of goodwill or intangible assets exceeds its fair market value, an impairment loss would be recorded.  The Company uses a discounted cash flow model to determine fair market value of the Company's reporting units.

Other intangibles primarily include customer lists in connection with the Company's telecommunications activity.  Amounts assigned to these intangibles are based on independent appraisals.  Other intangibles are being amortized over 24 months.  The intangible asset was written down to $-0- during the second quarter of fiscal 2003.

	Three months ended February 28,		Six months ended February 28,
	2003	2002	2003	2002

Reported net (loss)	(187,386)	(72,087)	(195,507)	(120,244)
Addback: Goodwill amortization (net of income tax)	-	-	-	-
Adjusted net (loss)	(187,386)	(72,087)	(195,507)	(120,244)

Basic and diluted (loss) per share:
Reported net (loss)	$ (0.01)	-	$ (0.01)	$ (0.01)
Addback: Goodwill amortization	-	-	-	-
Adjusted net (loss)	$ (0.01)	$ -	$ (0.01)	$ (0.01)

The components of other intangible assets are as follows:

	February 28, 2003		August 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Customer lists	$ 25,262	$ 25,262	$ 25,262	$ 5,514

STOCK BASED COMPENSATION

The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board ("ABP") Opinion No. 25 "Accounting for Stock Issued to Employees".  ABP No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.  The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123 "Accounting for Stock-Based Compensation-Transition and Disclosure".

The Company accounts for equity-based compensation to non-employees based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

SEGMENT REPORTING

The Company applies Financial Accounting Standards Boards ("FASB") statement No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Company has considered its operations and has determined that it operates in two operating segments, software development and telecom, for purposes of presenting financial information and evaluating performance. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”.  SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets.  The Company adopted SFAS No. 143 on September 1, 2001. The adoption of SFAS 143 did not have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001.  Under SFAS  No. 144 assets held for sale will be included in discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component.  The Company adopted SFAS No. 144  on September 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company’s results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 "Reporting Results of Operations". This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending August 31, 2003. Management believes that adopting this statement will not have a material effect on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."  This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred.  Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan.  Adoption of this Statement is required with the beginning of fiscal year 2003.  The Company has not yet completed the evaluation of the impact of adopting this Statement.

In January 2003, the FASB issued SFAS No. 148, Accounting for Stock –Based Compensation  - Transition and Disclosures. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of this Statement is effective for the August 31, 2003 financial statements. The interim reporting disclosure requirements will be effective for the Company’s May 31, 2003 10-QSB.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (”Interpretation”). This Interpretation elaborates on the existing disclosure requirement for most guarantees including loan guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assume3s under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The objective of Interpretation No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests.  Interpretation No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  The Company does not have any variable interest entities, and, accordingly, adoption is not expected to have a material effect on the Company.

2.   INVESTMENT IN PLATINUM TELECOMMUNICATIONS INC.

On April 5, 2002, the Company through its subsidiary Cyberstation, acquired 70% of the issued and outstanding stock of Platinum Telecommunications Inc. ("Platinum") for the issuance of 1,800,000 common shares of BankEngine Technologies Inc. The Company acquired Platinum, a long distance telecommunications service provider, in order to reenter the telecommunications industry. The results of operations of Platinum are included in the operations of the Company from April 5, 2002.

Unaudited pro forma results of operations after giving effect to certain adjustments resulting from this acquisition for the period ended November 30, 2001 as if the business combination had occurred at the beginning of each period presented are not material to the financial statements and, accordingly, are not presented herein.

The investment has been accounted for by the purchase method as follows;

Consideration	$ 18,000
Cost of acquisition	10,000

Total investment	28,000
Share of net assets acquired	2,738

Intangible asset acquired	$ 25,262

The intangible assets acquired representing contracts and client lists are being amortized over a 24 month period from the date of acquisition.  As the re-organization of the telecommunications activities has not been completed to date, the balance of the intangible asset has been written off during the three months ended February 28, 2003.  See Note 1 of Notes to Consolidated Financial Statements.

3.   ACCOUNTS RECEIVABLE

	February 28, 2003	August 31, 2002

Accounts receivable	$ 177,986	$ 55,031
Allowance for doubtful accounts	(116,202)	-
	$ 61,784	$ 55,031

4.   CAPITAL STOCK

a)  Authorized

50,000,000 common stock with a $.001 par value

b)  Common stock

The Company had issued and outstanding 14,315,893 common stock at the time of the reverse acquisition in January 2001. As detailed in Note 1, the Company issued 12,000,000 common shares to the shareholders of WebEngine. A total of 9,200,000 shares were cancelled in exchange for the removal of the UK operations in January 2001.

As indicated in Note 2, the Company issued on April 5, 2002, 1,800,000 common stock for a 70% interest in Platinium Telecommunications Inc.

Shares outstanding prior to the reverse acquisition	14,315,893

Issued to shareholders of WebEngine	12,000,000

Cancelled for UK operations	(9,200,000)

Shares outstanding, August 31, 2001	17,115,893

Shares issued in consideration of services	100,000

Acquisition of 70% interest in Platinium Telecommunications Inc.	1,800,000

Shares outstanding, November 30, 2002	19,015,893

During the second quarter of 2003, the company issued 100,000 shares in settlement of an accounts payable.

During the second quarter of 2002, the Company agreed to issue 100,000 shares in consideration of services to be provided to the Company.  In the third quarter, the Company reacquired the shares as the services were not rendered and the shares are reflected as treasury stock.

F-12

5.  CONTINGENCIES AND COMMITMENTS

a)

The Company is liable for shortfalls which may arise upon the settlement with a credit card company. The credit card company has agreed that the limit of the Company’s liability is the amount of security held on hand. The settlement will be based on the transactions to December 31, 2001 and are expected to be settled during 2003.

	Funds on deposit	Chargeback liability assumed	Included in statement of operations

January 5, 2001 – upon acquisition	$ 601,457	$ 146,000	$ -

Refunded during period	(303,006)	-	-
Foreign currency fluctuation	(6,544)	-	-

Balance August 31, 2001	291,907	146,000	-

Refunded during period	(67,841)	-	-
Foreign currency fluctuation	(5,040)	(2,575)	-
Estimate of liability adjusted	-	47,718	47,718

Balance August 31, 2002	$ 219,026	$ 191,143	$ 47,718

Refunded during period	(28,765)	-	-
Foreign currency fluctuation	5,471	4,589	-
Estimate of liability adjusted	-	-	-

Balance February 28, 2003	$ 193,444	$ 193,444	$ -

b)

The Company has signed a lease commitment for office space in Toronto, Canada which expires February 1, 2003 for premises to house the telecommunication switch.  The company is responsible for monthly rent of $800 and additional amounts representing services provided to service the switch in the amount of approximately $1,500 per month.  The premises were vacated at the expiration of the lease.

The Company has signed a lease commitment for office space in Toronto, Canada which expires on April 30, 2004 for its corporate head office.  The Company is responsible for monthly rent of approximately $1,100.

Future minimum lease commitments for operating leases are approximately as follows:

Years Ending August 31,

2003	$ 20,300
2004	8,800
$ 29,100

6.  SEGMENT INFORMATION

Information about operating segments is as follows:

Six months ended February 28,
2003	2002

Revenues:
Software development	$ -	$ 6,075
Telecom	386,715	-

$ 386,715	$ 6,075

Loss from Operations:
Software development	$ -	$ (121,139)
Telecom	(188,635)	-

$ (188,635)	$ (121,139)

Identifiable Assets:
Software development	$ -	$ 452,591
Telecom	295,439	-

$ 295,439	$ 452,591

7.  MINORITY INTERESTS

On April 5, 2002, the Company through its wholly-owned subsidiary, Cyberstation, acquired 70% of the issued and outstanding common stock of Platinum.  At the time of acquisition, the Company recorded the 30% minority interest of $1,514, which existed as of that date.  From the date of acquisition through August 31, 2002 Platinum sustained losses. Minority interests are limited to the extent of their equity capital and losses in excess of minority interest are charged against the majority interests.  Subsequently, when the losses reverse, the majority interests should be credited with the amount of minority losses previously absorbed before credit is made to the majority interests.  The Company recorded losses of $1,514 to the minority in the year ended August 31, 2002 and the balance of minority interest at February  28, 2003 was $-0-.

8.  TRANSACTIONS WITH MAJOR CUSTOMERS AND SUPPLIERS

The Company had sales to four individual customers in excess of 10% of consolidated net sales for the six months ended February  28, 2003 as follows:  The amount and percentages of the Company's consolidated sales were $105,800 (27%), $81,900 (21%), $75,000 (19%), and $ 38,800 (10%).

Cost of sales includes purchases from four suppliers in excess of 10% of consolidated cost of sales for the six months ended February  28, 2003 as follows:  The amounts and percentages of the Company's consolidated cost of sales were $131,800 (42%), $52,000  (17%), $35,300 (11%), and $31,400 (10%).

The loss of any of these customers or suppliers could have a material adverse effect on the Company's results of operations, financial position and cash flows.